UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1−SA

☒ SPECIAL FINACIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended June 30, 2022

Cityfunds I, LLC

(Exact name of issuer as specified in its charter)

Delaware	86-3672902
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification No.)

1315 Manufacturing St., Dallas, TX 75207

(Full mailing address of principal executive offices)

972-445-7320

(Issuer’s telephone number, including area code)

Combined Summary Balance Sheet

As of June 30, 2022

	Series Austin of Cityfunds I LLC	Series Dallas of Cityfunds I LLC	Series Miami of Cityfunds I LLC	TOTAL
ASSETS
Current Assets
Checking/Savings
Cash Accounts
Mercury Bank - Checking	111,749.49	96,791.61	274,702.79	483,243.89
Total Cash Accounts	111,749.49	96,791.61	274,702.79	483,243.89
Total Checking/Savings	111,749.49	96,791.61	274,702.79	483,243.89
Other Current Assets
Deferred Offering Costs	7,325.00	7,325.00	7,325.00	21,975.00
Utiity Deposits	280.50	0.00	0.00	280.50
Total Other Current Assets	7,605.50	7,325.00	7,325.00	22,255.50
Total Current Assets	119,354.99	104,116.61	282,027.79	505,499.39
Fixed Assets
202 E. Taylor
202 E. Taylor - Property	149,464.25	0.00	0.00	149,464.25
202 E. Taylor - Accum. Depr.	-427.01	0.00	0.00	-427.01
Total 202 E. Taylor	149,037.24	0.00	0.00	149,037.24
1514 Paint Brush
1514 Paint Brush - Property	290,012.69	0.00	0.00	290,012.69
1514 Paint Brush - Accum. Depr.	-3,350.72	0.00	0.00	-3,350.72
Total 1514 Paint Brush	286,661.97	0.00	0.00	286,661.97
9021 Oels St.
9021 Oels St - Property	0.00	216,848.84	0.00	216,848.84
9021 Oels St. - Accum. Depr.	0.00	-1,929.69	0.00	-1,929.69
Total 9021 Oels St.	0.00	214,919.15	0.00	214,919.15
Total Fixed Assets	435,699.21	214,919.15	0.00	650,618.36
TOTAL ASSETS	555,054.20	319,035.76	282,027.79	1,156,117.75
LIABILITIES & EQUITY
Liabilities
Current Liabilities
Accounts Payable
Accounts Payable	5,320.19	5,554.31	3,115.01	13,989.51
Total Accounts Payable	5,320.19	5,554.31	3,115.01	13,989.51
Total Current Liabilities	5,320.19	5,554.31	3,115.01	13,989.51
Total Liabilities	5,320.19	5,554.31	3,115.01	13,989.51
Equity
Capital Contributions
Cityfunds Manager	1,667.00	1,667.00	1,667.00	5,001.00
Nada Asset Mgmt	4,533.77	167.00	167.00	4,867.77
Nada Holdings, Inc.	7,936.38	7,792.88	7,790.67	23,519.93
Nada Investments LLC	2,799.50	0.00	0.00	2,799.50
Republic Real Estate	4,338.00	4,338.00	4,338.00	13,014.00
Nada Investments, LLC	0.00	-3,400.00	0.00	-3,400.00
Capital Contributions - Other	555,076.21	317,018.12	279,040.45	1,151,134.78
Total Capital Contributions	576,350.86	327,583.00	293,003.12	1,196,936.98
Retained Earnings	-5,416.67	-5,416.67	-5,416.66	-16,250.00
Net Income	-21,200.18	-8,684.88	-8,673.68	-38,558.74
Total Equity	549,734.01	313,481.45	278,912.78	1,142,128.24
TOTAL LIABILITIES & EQUITY	555,054.20	319,035.76	282,027.79	1,156,117.75

Combined Profit And Loss

January through June 2022

	Series Austin of Cityfunds I LLC	Series Dallas of Cityfunds I LLC	Series Miami of Cityfunds I LLC	TOTAL
Income
Primary Income
Rental Income	5,400.00	5,780.00	0.00	11,180.00
Total Primary Income	5,400.00	5,780.00	0.00	11,180.00
Total Income	5,400.00	5,780.00	0.00	11,180.00
Gross Profit	5,400.00	5,780.00	0.00	11,180.00
Expense
Administrative Expenses
Acquisition Fees	4,366.77	2,168.49	0.00	6,535.26
Advertising and Promotion	1,490.44	1,346.95	1,344.79	4,182.18
Broker Dealer Expense	1,666.67	1,666.67	1,666.66	5,000.00
Depreciation Expense	3,777.73	1,929.69	0.00	5,707.42
Filing Fees	76.01	76.00	75.99	228.00
Interest Expense	595.00	0.00	0.00	595.00
Asset Management Fees	3,959.35	2,034.99	1,779.18	7,773.52
Professional Fees
Legal Fees	3,807.10	3,807.09	3,807.06	11,421.25
Total Professional Fees	3,807.10	3,807.09	3,807.06	11,421.25
Tech Licensing Fees	25.00	15.00	0.00	40.00
Total Administrative Expenses	19,764.07	13,044.88	8,673.68	41,482.63
REO Expenses
HOA Dues	717.11	0.00	0.00	717.11
Insurance Expense	1,595.00	1,420.00	0.00	3,015.00
Maintenance	0.00	0.00	0.00	0.00
Repairs	4,524.00	0.00	0.00	4,524.00
Total REO Expenses	6,836.11	1,420.00	0.00	8,256.11
Total Expense	26,600.18	14,464.88	8,673.68	49,738.74
Net Income	-21,200.18	-8,684.88	-8,673.68	-38,558.74

Combined Statement Of Cash Flow

January through June 2022

	Series Austin of Cityfunds I LLC	Series Dallas of Cityfunds I LLC	Series Miami of Cityfunds I LLC	TOTAL
OPERATING ACTIVITIES
Net Income	-21,200.18	-8,684.88	-8,673.68	-38,558.74
Adjustments to reconcile Net Income to net cash provided by operations:
Utiity Deposits	-280.50	0.00	0.00	-280.50
Accounts Payable	982.52	1,216.64	-1,222.65	976.51
Net cash provided by Operating Activities	-20,498.16	-7,468.24	-9,896.33	-37,862.73
INVESTING ACTIVITIES
202 E. Taylor:202 E. Taylor - Property	-149,464.25	0.00	0.00	-149,464.25
202 E. Taylor:202 E. Taylor - Accum. Depr.	427.01	0.00	0.00	427.01
1514 Paint Brush:1514 Paint Brush - Property	-290,012.69	0.00	0.00	-290,012.69
1514 Paint Brush:1514 Paint Brush - Accum. Depr.	3,350.72	0.00	0.00	3,350.72
9021 Oels St.:9021 Oels St - Property	0.00	-216,848.84	0.00	-216,848.84
9021 Oels St.:9021 Oels St. - Accum. Depr.	0.00	1,929.69	0.00	1,929.69
Net cash provided by Investing Activities	-435,699.21	-214,919.15	0.00	-650,618.36
FINANCING ACTIVITIES
Capital Contributions	555,076.21	317,018.12	279,040.45	1,151,134.78
Capital Contributions:Nada Asset Mgmt	4,366.77	0.00	0.00	4,366.77
Capital Contributions:Nada Holdings, Inc.	5,704.38	5,560.88	5,558.67	16,823.93
Capital Contributions:Nada Investments LLC	2,799.50	0.00	0.00	2,799.50
Capital Contributions:Nada Investments, LLC	0.00	-3,400.00	0.00	-3,400.00
Net cash provided by Financing Activities	567,946.86	319,179.00	284,599.12	1,171,724.98
Net cash increase for period	111,749.49	96,791.61	274,702.79	483,243.89
Cash at end of period	111,749.49	96,791.61	274,702.79	483,243.89

Cityfunds I LLC

Combined Statement of Equity

As of June 30, 2022

	For the period beginning January 01, 2022 and ending June 30, 2022
	Series #Austin	Series #Miami	Series #Dallas	Consolidated Total - Cityfunds I, LLC
Balance at January 01, 2022	$(5,416)	$(5,416)	$(5,416)	$(16,248)
Capital Contributions	576,351	327,583	293,003	1,196,937
Distributions	-	-	-	-
Net Loss	(21,200)	(8,685)	(8,674)	(38,559)
Balance at June 30, 2022	$549,735	$313,482	$278,913	$1,142,130

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Special Financial Report on this Form 1-SA and has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on December 15, 2022.

CITYFUNDS I, LLC

By:	Cityfunds Manager, LLC, its manager

By:	Nada Asset Management LLC, its managing member

By:	/s/ John Green
Name:	John Green
Title:	Manager

This offering statement has been signed by the following persons, in the capacities, and on the dates indicated.

SIGNATURE	TITLE	DATE

/s/ John Green	Principal Executive Officer of Cityfunds I, LLC	December 15, 2022
John Green

/s/ Mauricio Delgado	Principal Financial Officer of Cityfunds I, LLC	December 15, 2022
Mauricio Delgado